UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13G

                     Under the Securities Exchange Act of 1934

                                 (Amendment No. 1)


                                   Digicon Inc.
                                 (Name of Issuer)




                                   Common Stock
                          (Title of Class of Securities)




                                      253804
                                  (CUSIP Number)



    Check the following box if a fee is being paid with thestatement /  /.
    (A fee is not required only if the reporting person: (1) has aprevious statement on file reporting beneficial ownership of more thanfive percent of the class of securities described in Item 1; and (2) hasfiled no amendment subsequent thereto reporting beneficial ownership offive percent or less of such class.) (See Rule 13d-7.)

    * The remainder of this cover page shall be filled out for areporting person's initial filing on this form with respect to thesubject class of securities, and for any subsequent amendment containinginformation which The information required on the remainder of this cover pageshall not be deemed to be "filed" for the purpose of Section 18 of theSecurities Exchange Act of 1934 ("Act") or otherwise subject to theliabilities of that section of the Act but shall be subject to all otherprovisions of the Act.

    CUSIP NO. 253804

                                    SCHEDLE 13G


    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Connor, Clark & Company Ltd.

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)/  /
                                                                (b)/  /
    3    SEC USE ONLY

    4    CITIZENSHIP OR PLACE OF ORGANIZATION

         Ontario, Canada


    NUMBER OF SHARES
    BENEFICIALLY OWNED
    BY EACH REPORTING
    PERSON WITH         5    SOLE VOTING POWER
                                0
                        6    SHARED VOTING POWER
                                  2,014,575
                        7    SOLE DISPOSITIVE POWER
                                     0
                        8    SHARED DISPOSITIVE POWER
                                  2,014,575
    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTINGPERSON
              2,014,575
    10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDESCERTAIN
         SHARES*                                                     /  /
              7.1%
    12   TYPE OF REPORTING PERSON*
              IA

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

              This Amendment No. 1 amends and supplements theSchedule 13G filed by Connor, Clark & Company Ltd. with respect tobeneficial ownership of shares of the Common Stock of Digicon Inc.


    Item 4.        Ownership.

    Item 4 is amended as follows:

              The information previously furnished in response tothis Item is amended to report beneficial ownership of the Common Stock asof December 31, 1993 as follows:

                   (a)  Amount Beneficially Owned:
                        2,014,575

                   (b)  Percent of Class:
                        7.1%

                   (c)  Number of shares as to which the Reporting Person has:

                        (i) sole power to vote or to direct the vote    0

                        (ii) shared power to vote or to direct the vote
                        2,014,575

                        (iii) sole power to dispose or to direct the
                        disposition of    0

                        (iv) shared power to dispose or to direct the disposition of 2,014,575

                                     SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    Dated:  February 14, 1994
                                       By:


                                        /s/ John N. Alexander
                                       Name:  John N. Alexander
                                       Title:  Chief Operating Officer